Exhibit 99(a)(1)(A)
The Offer to Exchange Options
1.     Exchange of Options and Expiration Date
Eligibility
      Allied Capital Corporation (the “Company”, “we”, or “us”) is offering certain of its officers and directors who hold vested stock options with exercise prices below the market value of the stock (or “in-the-money” options) granted under the Allied Capital Corporation Amended Stock Option Plan (the “Plan”) (the “Eligible Holders”), the opportunity to receive cash and common stock in exchange for their voluntary cancellation of their vested stock options. All vested in-the-money options that were issued under the Plan as of the first day of the offer period and which have an exercise price of less than the Weighted Average Market Price, as defined below, are eligible for exchange (the “Eligible Options”).
The Exchange
      In order to increase share ownership among its officers and directors and in order to increase the number of stock options available for future grants under the Plan, the Company is offering all Eligible Holders the opportunity to voluntarily cancel some or all of their vested in-the-money stock options in exchange for an option cancellation payment (“OCP”) equal to the in-the-money value of the Eligible Options, which will be paid one-half in cash and one-half in shares of the Company’s common stock. The value of the OCP is equal to the difference between the volume weighted average price of the Company’s common stock on the New York Stock Exchange (“NYSE”) over the fifteen trading days preceding the first day of the offer period (the “Weighted Average Market Price”) less the exercise price of the vested in-the-money option, multiplied by the number of shares of the Company’s common stock underlying the vested in-the-money options, and will be payable one-half in cash and one-half in shares of the Company’s common stock. The Weighted Average Market Price may not be below the most recently computed net asset value. Thus, the value of the OCP is dependent on the market value of the Company’s common stock.
      Should the Eligible Holder choose to voluntarily cancel Eligible Options pursuant to this offer, the Eligible Holder will not be compensated for the value of the remaining life of the stock option. No vesting will be accelerated as part of this offer.
      The cash portion of the OCP will be paid to the Eligible Holders net of required payroll and income tax withholding amounts related to the entire OCP. The Company has elected to make one-half of the OCP payable in cash so that officers and directors do not have to sell shares of the Company’s common stock in order to satisfy income tax liabilities resulting from the exchange. The cash portion of the OCP is intended to approximate the tax liability that would be associated with the exercise of the options. Thus the shares received by officers and directors will approximate the net after tax in-the-money value of their vested in-the-money options. In addition, Eligible Holders electing to participate in the offer will not have to pay brokerage or other transactional fees typically associated with option exercises in the market. The Company intends to use available working capital to fund this offer.
      The common stock to be issued as part of the OCP will not be registered under the Securities Act of 1933 (the “Securities Act”) and the Company will not be obligated to register such shares. Because the shares have not been registered under the Securities Act, you will not be able to transfer such shares except pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act.
      In particular, the shares may be publicly resold if such resales comply with Rule 144 under the Securities Act. In general, under Rule 144, if one year has elapsed since the date of acquisition of the shares from the Company, the holder of shares may publicly resell such shares subject to certain limitations. If two years have elapsed since the date of acquisition of the shares from the Company and the holder is not one of the

Company’s affiliates at any time during the three months preceding the proposed sale, such person may publicly resell such shares without regard to the limitations set forth in Rule 144.
      By the terms of the Plan, stock options that are cancelled in the Plan without being exercised become available for future grant. As a result, to the extent that optionees choose to voluntarily cancel any of their vested in-the-money stock options, such stock options would become available for future grant without increasing the total number of shares authorized under the Plan.
      At                 , 2006, there were           vested stock options outstanding under the Plan. Assuming the Weighted Average Market Price of $           per share and a weighted average exercise price of $          per share, the aggregate OCP for all vested in-the-money stock options would be approximately $           million. Thus, if option holders choose to cancel all vested in-the-money stock options in exchange for the OCP, the Company will pay cash totaling approximately $           million and issue approximately            million shares with an approximate value of $           million. The Board of Directors has authorized the issuance of up to 2,500,000 shares of common stock and the Company’s stockholders have approved such issuance.
      As shown in the example above,            stock options may be exchanged for approximately           million shares, thus substantially reducing the leverage afforded by the options to officers and directors and substantially reducing the potential dilution to stockholders.
Expiration Date
      The term “Expiration Date” of the offer means 5:00 p.m., Eastern Time, on                     , 2006, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term “Expiration Date” will refer to the latest time and date at which the offer expires. See Section 12 of the Offer to Exchange Options for a description of our rights to extend, delay, terminate and/or amend the offer.
      We will publish a notice to all optionees if we decide to extend, terminate or amend the terms of the offer. If the offer is scheduled to expire within ten (10) business days from the date we notify you of a significant amendment to the offer, we also intend to extend the offer if necessary, to ensure that the offer remains open for at least ten (10) business days after the date we publish notice of the amendment.
      A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time.
Considerations of the Board of Directors
      The Company’s Board of Directors determined that this offer is in the best interest of the Company’s stockholders. In making its decision, the Board of Directors considered: (i) the need for the Company to attract and retain key officers and directors; (ii) the desirability of promoting stock ownership among officers and directors and thereby further aligning the interests of the Company’s officers and directors with the interests of the Company’s stockholders; and (iii) the dilution of the pro rata interests of the Company’s stockholders.
      Ability to Attract and Retain Key Officers and Directors. In analyzing the need for the cancellation of stock options, the Board of Directors noted that, although the Company is permitted to issue options to its officers and directors, the number of options the Company is permitted to have issued and outstanding is limited by the Investment Company Act of 1940 (the “1940 Act”) to 20% of the Company’s total shares outstanding. Given that the Company has            options outstanding at                     , 2006, which currently represent           % of its shares outstanding, the Board of Directors recognized that the Company may not have sufficient options available to attract and retain executive officers in the future.
      Aligning the Interests of the Company’s Officers and Directors with the Interests of the Company’s Stockholders. Although the Board of Directors discussed a variety of ways in which to increase the number of stock options available for grant under the Plan, the Board of Directors acknowledged that this offer would promote direct stock ownership among the Company’s officers and directors. Specifically, the Board of Directors noted that paying a portion of the OCP in stock would further align the interests of the Company’s officers and directors with those of the Company’s stockholders. The offer would allow the cancellation of options without the sale of shares into the market. Without this offer, the Board of Directors recognized that option holders may exercise such options in cashless exercises with brokers and such activity could negatively affect the market price of the Company’s shares of common stock and potentially decrease shareholder value. Through a stock option exercise, the option holder could sell all shares received for cash in the market and retain no additional shares of common stock. Under this offer the shares issued in exchange for the cancellation of vested in-the-money options would not be registered and would be issued pursuant to an exemption from the federal securities laws. Therefore, participating option holders would be required to retain ownership of the shares received in exchange for the cancellation of their vested in-the-money options for a certain period of time.
      Dilution. After reviewing the economic effect on the Company’s stockholders, the Board of Directors determined that this offer does not result in a greater dilution of the interests of existing stockholders than would result if the vested in-the-money options were exercised.
      Our Board of Directors has approved this offer. The Board of Directors recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors, and Eligible Holders should consult with their personal advisors if they have questions about their financial or tax situation. As a result, the Company is not expressing any opinion as to whether an Eligible Holder should accept or reject this offer.
2.     Purpose of the Offer
      The Company would like to encourage greater stock ownership among its officers and directors and facilitate the conversion of stock option positions into Company shares owned. In addition, pursuant to the 1940 Act, the Company is limited in the amount of stock options that may be issued and outstanding at any point in time to 20% of its total shares outstanding. The Company believes that facilitating share ownership would decrease the amount of stock options outstanding and create capacity for future stock option grants under the Plan to attract new employees and retain existing employees. The Company intends to continue to use stock options as an important component of the Company’s total compensation package when attracting and retaining its employees.
3.     Procedures
Making Your Election
      To make your election to accept or reject this offer, you must make your election, sign the Election Form and deliver the Election Form to Kelly A. Anderson of the Company before the Expiration Date. The Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. The Company’s fax number is (202) 721-6101. Election Forms must be physically received by Ms. Anderson before 5:00 p.m., Eastern Time, on                     , 2006 (or a later expiration date if we extend the offer). Election Forms received by e-mail or facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals are received by                     , 2006. If you do not return your executed Election Form by the Expiration Date, you will be considered to have rejected our offer to exchange your options.
Determination of Validity; Rejection of Elections; Waiver of Defects; No Obligation to Give Notice of Defects
      We will determine, in our discretion, all questions as to the validity, form and eligibility (including time of receipt) of Election Forms. Our determinations regarding these matters will be final and binding on all parties. We may reject any or all Election Forms to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the options for exchange. We may waive any defect or irregularity in any Election Form with respect to any particular option or any particular optionee. No options will be accepted for exchange until all defects or irregularities have been either cured by the optionee exchanging his or her options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Election Form, and no one will be liable for failing to give notice of any such defects or irregularities.
Our Acceptance Constitutes an Agreement
      Our acceptance of options for which you have properly submitted an Election Form will form a binding agreement between you and the Company on the terms and subject to the conditions of this offer.
      Subject to our rights to extend, terminate and/or amend the offer, we will accept and promptly pay for all properly and timely tendered options that have not been validly withdrawn (assuming that elections have been properly and timely made with respect to such outstanding options) as of the Expiration Date.
4.     Change in Election
      Once you have made an election, you may only change your election by following the procedures described in this Section 4.
      You may change your election at any time before 5:00 p.m., Eastern Time, on                     , 2006. If we extend the offer beyond that time, you may change your election at any time until the extended expiration of the offer. Additionally, you may withdraw your election if, after forty (40) business days from the commencement of the offer, we have not exchanged your options. The date of the fortieth (40th) business day from the commencement of the offer is                   , 2006.
      To change your election, you must deliver a Withdrawal Form to Kelly A. Anderson of the Company before the offer expires. The Withdrawal Form must be signed by you and have your name on it. The Withdrawal Form may be sent via mail, courier, e-mail, facsimile or personal delivery. The Company’s fax number is (202) 721-6101. Withdrawal Forms received by e-mail or facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals sent by mail, courier or hand delivery are received by                   , 2006.
5.     Acceptance of Options for Exchange
      Assuming that you elect to exchange some or all of your options pursuant to this offer and we accept your elections then, on the terms and subject to the conditions of this offer, promptly following the Expiration Date, the vested in-the-money stock options for which we received a proper and valid Election Form, and for which no election to withdraw has been submitted, will be cancelled, and you will receive your OCP. The election to receive the OCP in exchange for Eligible Options is at the discretion of the individual optionee. You may elect to exchange some or all of their vested in-the-money stock options. The Company will not require a minimum level of participation in order to complete this offer.
      We will exchange promptly after the Expiration Date all options for which elections to exchange are properly submitted to be exchanged and have not been validly withdrawn (assuming that elections have been properly and timely made with respect to such outstanding options).
6.     Conditions of the Offer
      We will not be required to accept any options that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance of any options that you elect to exchange, in each case if at any time on or after                     , 2006, and on or before                     , 2006, (or a later expiration date if the offer is extended) we determine that any event has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with the offer or to accept and exchange options that you elect to exchange, including, but not limited to, the following:

•	any action or proceeding by any governmental agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the exchange of any options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal, which action or withholding, in our reasonable judgment, would or might directly or indirectly:

•	make it illegal for us to exchange some or all of the options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

•	delay or restrict our ability, or render us unable, to accept the options for exchange; or

•	materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects;

•	there is:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock or an offer to merge with or acquire us, or we learn that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on or before the Expiration Date;

•	any such person, entity or group that has filed a Schedule 13D with the SEC on or before the Expiration Date has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 disclosing or made a public announcement that it intends to acquire us or any of our assets or securities; or

•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.
      The conditions to the offer are for our benefit. We may assert the conditions to the offer in our discretion at any time before the Expiration Date and we may waive the conditions to the offer in accordance with applicable law, at any time and from time to time before the Expiration Date, whether or not we waive any other condition to the offer.
      Our failure to exercise any of these rights is not a waiver of any of these rights prior to the Expiration Date. All conditions of the offer will be satisfied or waived prior to the Expiration Date. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances; however, any waiver with respect to particular facts and circumstances will apply to all tenders. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.     Price Range of Common Stock
      There is no established trading market for the options. The securities underlying the options are shares of our Common Stock. Our Common Stock is traded on the New York Stock Exchange under the symbol “ALD.” The following table lists the high and low closing sales prices for our common stock.
      On                     , 2006, the last reported closing sale price of our Common Stock was $          per share.

		Closing Sales Price

	NAV(1)	High		Low

Year ending December 31, 2004
First Quarter	$14.60		$30.85		$27.15
Second Quarter	$14.77		$30.25		$23.06
Third Quarter	$14.90		$25.80		$22.22
Fourth Quarter	$14.87		$28.47		$24.46
Year ended December 31, 2005
First Quarter	$15.22		$27.84		$24.89
Second Quarter	$17.01		$29.29		$25.83
Third Quarter	$17.37		$29.17		$26.92
Fourth Quarter	$19.17		$30.80		$26.11
Year ended December 31, 2006
First Quarter	$19.50		$30.68		$28.51
Second Quarter	*	$		$

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.

*	Not determinable at the time of filing.
      We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to exchange your options.
8.     Terms of Amended Stock Option Plan
      The Company’s Amended Stock Option Plan (the “Plan”) is intended to encourage stock ownership in the Company by officers and directors, thus giving them a proprietary interest in the Company’s performance. The Plan was most recently approved by stockholders on May 12, 2004.
      The Compensation Committee’s principal objective in awarding stock options to the eligible officers and directors of the Company is to align each optionee’s interests with the success of the Company and the financial interests of its stockholders by linking a portion of such optionee’s compensation with the performance of the Company’s stock and the value delivered to stockholders.
      Stock options are granted under the Plan at a price not less than the prevailing market value at the time of the grant and will have realizable value only if the Company’s stock price increases. The Compensation Committee determines the amount, if any, and features of the stock options to be awarded to optionees. The Compensation Committee evaluates a number of criteria, including the past service of each such optionee to the Company, the present and potential contributions of such optionee to the success of the Company, and such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purposes of the Plan, including the recipient’s current stock holdings, years of service, position with the

Company, and other factors. The Compensation Committee does not apply a formula assigning specific weights to any of these factors when making its determination. The Compensation Committee awards stock options on a subjective basis and such awards depend in each case on the performance of the officer under consideration, and in the case of new hires, their potential performance.

      The Plan is designed to satisfy the conditions of Section 422 of the Code so that options granted under the Plan may qualify as “incentive stock options.” To qualify as “incentive stock options,” options may not become exercisable for the first time in any year if the number of incentive options first exercisable in that year multiplied by the exercise price exceeds $100,000.

      The Company has received approval from the SEC to grant non-qualified stock options under the Plan to non-officer directors. Pursuant to the SEC order, non-officer directors receive options to purchase 10,000 shares upon election by stockholders to the Board of Directors, and options to purchase 5,000 shares each year thereafter, on the date of the Company’s annual meeting of stockholders.

      The purpose of the Plan is to provide officers and non-officer directors of the Company with additional incentives. Options are exercisable at a price equal to the fair market value of the shares on the day the option is granted. Each option states the period or periods of time within which the option may be exercised by the optionee, which may not exceed ten years from the date the option is granted. The options granted to officers generally vest ratably over a three- to five-year period. Options granted to non-officer directors vest on the grant date.

      All rights to exercise options terminate 60 days after an optionee ceases to be (i) a non-officer director, (ii) both an officer and a director, if such optionee serves in both capacities, or (iii) an officer (if such officer is not also a director) of the Company for any cause other than death or total and permanent disability. In the event of a change of control of the Company, all outstanding options will become fully vested and exercisable as of the change of control. For purposes of the Plan, a “change in control” means (i) the sale or other disposition of all or substantially all of the Company’s assets; or (ii) the acquisition, whether directly, indirectly, beneficially (within the meaning of Rule 13d-3 of the 1934 Act), or of record, as a result of a merger, consolidation or otherwise, of securities of the Company representing fifteen percent (15%) or more of the aggregate voting power of the Company’s then outstanding common stock by any person (within the meaning of Section 13(d) and 14(d) of the 1934 Act), including, but not limited to, any corporation or group of persons acting in concert, other than (A) the Company or its subsidiaries and/or (B) any employee pension benefit plan (within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or its subsidiaries, including a trust established pursuant to any such plan; or (iii) the individuals who were members of the Board of Directors as of the Effective Date (the “Incumbent Board”) cease to constitute at least two-thirds (2/3) of the Board; provided, however, that any director appointed by at least two-thirds (2/3) of the then Incumbent Board or nominated by at least two-thirds (2/3) of the Corporate Governance/ Nominating Committee of the Board of Directors (a majority of the members of the Corporate Governance/ Nominating Committee shall be members of the then Incumbent Board or appointees thereof), other than any director appointed or nominated in connection with, or as a result of, a threatened or actual proxy or control contest, shall be deemed to constitute a member of the Incumbent Board.

      At                     , 2006, there were                     shares authorized but unissued remaining under the Plan, or approximately      % of the Company’s total shares outstanding. The Company has issued options totaling                     that have not yet been exercised.

      Information with respect to options granted, exercised and forfeited under the Option Plan for the three months ended March 31, 2006, and for the years ended December 31, 2005 and 2004, was as follows:

		Weighted
		Average
		Exercise Price
	Shares	Per Share

	(In thousands, except per
	share amounts)
Options outstanding at January 1, 2004	14,884	$20.68

Granted	8,170	$28.34
Exercised	(1,635)	$19.73
Forfeited	(1,059)	$26.07

Options outstanding at December 31, 2004	20,360	$23.55

Granted	6,815	$27.37
Exercised	(2,988)	$22.32
Forfeited	(1,928)	$27.83

Options outstanding at December 31, 2005	22,259	$24.52

Granted	515	$29.23
Exercised	(167)	$23.53
Forfeited	(251)	$27.70

Options outstanding at March 31, 2006	22,356	$24.60

      The following table summarizes information about stock options outstanding at March 31, 2006:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
	Total	Remaining	Average	Total	Average
	Number	Contractual Life	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	(Years)	Price	Exercisable	Price

	(In thousands, except per share amounts and years)
$16.81 — $17.75	2,236	4.11	$16.92	2,236	$16.92
$17.88 — $21.38	1,998	1.87	$21.03	1,998	$21.03
$21.52	3,409	6.70	$21.52	3,409	$21.52
$21.59 — $24.15	2,288	5.89	$22.05	2,041	$21.90
$24.44 — $27.00	2,115	8.20	$26.20	1,098	$26.21
$27.25 — $27.38	90	7.49	$27.32	50	$27.38
$27.51	5,405	9.34	$27.51	—	$—
$28.98 — $29.23	4,815	8.15	$29.01	2,150	$28.98

	22,356	7.02	$24.60	12,982	$22.37

      The following table sets forth details of unexercised options at March 31, 2006, for directors, the three highest paid executive officers of the Company for the year ended December 31, 2005, and all other executive officers as a group.

Name	Exercisable	Unexercisable

Interested Directors:
William L. Walton	2,618,634	200,000
Joan M. Sweeney	1,478,220	150,000
Robert E. Long	35,000	0
Independent Directors:
Ann Torre Bates	20,000	0
Brooks H. Browne	40,000	0
John D. Firestone	40,000	0
Anthony T. Garcia	40,000	0
Edwin L. Harper	0	0
Lawrence I. Hebert	40,000	0
John I Leahy	37,500	0
Alex J. Pollock	9,000	0
Marc F. Racicot	10,000	0
Guy T. Steuart II	40,000	0
Laura W. van Roijen	40,000	0
Executive Officer:
John M. Scheurer	923,670	125,000
All Other Executive Officers as a group	4,556,392	2,934,038

9.	Accounting Consequences of the Offer
      The value of the OCP would approximate the value an optionee would receive had that optionee exercised his or her stock options. Unlike the accounting treatment typically associated with a stock option exercise, the OCP will be recorded by the Company as an expense for financial reporting purposes, and the expense may be significant. Using the assumptions set forth in Section 1 above, the OCP would be approximately $           million, if option holders choose to cancel all vested in-the-money stock options in exchange for the OCP. If the stock options were exercised in the market, the Company would not incur any expense for financial reporting purposes.

10.	Legal Matters; Regulatory Approvals
      We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any governmental or regulatory authority or agency that is required for the acquisition or ownership of the common stock as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to extend the offer and delay the acceptance of any options that you elect to exchange, subject to our obligation to promptly pay the OCP subsequent to the Expiration Date. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept options for exchange is subject to conditions, including the conditions described in Section 6 of the Offer to Exchange Options.

11.	Material U.S. Federal Income Tax Consequences
      Optionees who elect to participate in the offer and receive the OCP in exchange for the cancellation of stock options will recognize compensation for the amount of the OCP. The optionees will be obligated to pay all required federal, state and local income and employment taxes on such income.
      For income tax purposes, the tax expense for the Company resulting from the OCP will be similar to the tax expense that would result from an exercise of stock options in the market. Any tax deduction for the Company resulting from the OCP or an exercise of stock options in the market would be limited by Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) for persons subject to Section 162(m).

12.	Extension of Offer; Termination; Amendment
      We may at any time, and from time to time prior to the Expiration Date, extend the period of time during which the offer is open and delay accepting any options surrendered for exchange by announcing the extension and giving oral or written notice of the extension to all option holders.
      Prior to the Expiration Date, in order to terminate or amend the offer, we may postpone accepting for exchange any options if any of the conditions specified in Section 6 of this Offer to Exchange Options occur. In order to postpone the acceptance of any option for exchange, we must announce the postponement and give oral or written notice of the postponement to all option holders. Our right to delay the exchange of options may be limited by Rule 13e-4(f)(5) under the 1934 Act, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.
      As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer, by decreasing or increasing the number of options sought for exchange in the offer or by changing the Expiration Date.
      We may amend the offer at any time prior to the Expiration Date by announcing the amendment to option holders. If we extend the length of time during which the offer is open, the amendment must be announced no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.
      If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we may extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:

•	change the proposed termination date of the options sought for exchange in the offer;

•	decrease the number of options sought for exchange in the offer; or

•	decrease or increase the consideration offered in the offer.
      If the offer is scheduled to expire within ten (10) business days from the date we notify you of any change included in the bullet list above, we also intend to extend the offer, if necessary, to ensure that the offer remains open for at least ten (10) business days after the date the notice is published.

13.	Fees and Expenses
      We will not pay any fees or commissions to any broker, dealer or other person asking holders of options to exchange such options pursuant to this offer.

14.	Information About Allied Capital Corporation
      We are a business development company, or BDC, and we are in the private equity business. Specifically, we provide long-term debt and equity capital to primarily private middle market companies in a variety of industries. We believe the private equity capital markets are important to the growth of small and middle market companies because such companies often have difficulty accessing the public debt and equity capital markets. We believe that we are well positioned to be a source of capital for such companies. We provide our investors the opportunity to participate in the U.S. private equity industry through an investment in our publicly traded stock.
      We have participated in the private equity business since we were founded in 1958. Since then, we have invested more than $9 billion in thousands of companies nationwide. We primarily invest in the American entrepreneurial economy, helping to build middle market businesses and support American jobs. We generally invest in established companies with adequate cash flow for debt service. We are not venture capitalists, and we generally do not provide seed, or early stage, capital. At March 31, 2006, our private finance portfolio included investments in over 100 companies that generate aggregate annual revenues of over $12 billion and employ more than 90,000 people.
      Our investment objective is to achieve current income and capital gains. In order to achieve this objective, we invest in companies in a variety of industries.
Private Equity Investing
      As a private equity investor, we spend significant time and effort identifying, structuring, performing due diligence, monitoring, developing, valuing, and ultimately exiting our investments. We generally target companies in less cyclical industries with, among other things, high returns on invested capital, management teams with meaningful equity ownership, well-constructed balance sheets, and the ability to generate free cash flow. Each investment is subject to an extensive due diligence process. It is not uncommon for a single investment to take from two months to a full year to complete, depending on the complexity of the transaction.
      Our investment activity is primarily focused on making long-term investments in the debt and equity of primarily private middle market companies. We have chosen these investments because they can be structured to provide recurring cash flow to us as the investor. In addition to earning interest income, we may earn income from management, consulting, diligence, structuring or other fees. We may also enhance our total return with capital gains realized from equity features, such as nominal cost warrants, or by investing in equity instruments. For the years 1998 through 2005, we have realized $575.1 million in cumulative net realized gains from our investment portfolio. Net realized gains for this period as a percentage of total assets are shown in the chart below.
      Our investments in the debt and equity of primarily private middle market companies are generally long-term in nature and are privately negotiated, and no readily available market exists for them. This makes our investments highly illiquid and, as a result, we cannot readily trade them. When we make an investment, we enter into a long-term arrangement where our ultimate exit from that investment may be three to ten years in the future.
      We believe illiquid investments generally provide better investment returns on average over time than do more liquid investments, such as public equities and public debt instruments, because of the increased liquidity risk in holding such investments. Investors in illiquid investments cannot manage risk through investment trading techniques. In order to manage our risk, we focus on careful investment selection, thorough due diligence, portfolio monitoring and portfolio diversification. Our investment management processes have been designed to incorporate these disciplines. We are led by an experienced management team with our senior officers possessing, on average, 20 years of experience in the private equity industry.
      One measure of the performance of a private equity investor is the internal rate of return generated by the investor’s portfolio. Since our merger on December 31, 1997, through December 31, 2005, our combined aggregate cash flow Internal Rate of Return (IRR) has been approximately 20% for private finance and CMBS/CDO investments exited during this period. The IRR is calculated using the aggregate portfolio cash flow for all investments exited over this period. For investments exited during this period, we invested capital totaling $3.2 billion, earned $1.6 billion on this invested capital, and therefore, received $4.8 billion in total investment proceeds from the exits of these investments. The weighted average holding period of these investments was 34 months. Investments are considered to be exited when the original investment objective has been achieved through the receipt of cash and/or non-cash consideration upon the repayment of our debt investment or sale of an equity investment, or through the determination that no further consideration was collectible and, thus, a loss may have been realized. The aggregate cash flow IRR for private finance investments was approximately 18% and for CMBS/ CDO investments was approximately 24% for the same period. These IRR results represent historical results. Historical results are not necessarily indicative of future results.
      We believe our business model is well suited for long-term illiquid investing. Our balance sheet is capitalized with significant equity capital and we use only a modest level of debt capital, which allows us the ability to be patient and to manage through difficult market conditions with less risk of liquidity issues. Under the Investment Company Act of 1940, we are restricted to a debt to equity ratio of approximately one-to-one.

Thus, our capital structure, which includes a modest level of long-term leverage, is well suited for long-term illiquid investments.
      In general, we compete for investments with a large number of private equity funds and mezzanine funds, other business development companies, hedge funds, investment banks, other equity and non-equity based investment funds, and other sources of financing, including specialty finance companies and traditional financial services companies such as commercial banks. However, we primarily compete with other providers of long-term debt and equity capital to middle market companies, including private equity funds and other business development companies.
      Private Finance Portfolio. Our private finance portfolio is primarily composed of debt and equity securities. We generally invest in private companies though, from time to time, we may invest in companies that are public but lack access to additional public capital. These investments are also generally illiquid.
      Our capital is generally used to fund:

• Buyouts	• Recapitalizations
• Acquisitions	• Note purchases
• Growth	• Other types of financings
      When assessing a prospective private finance investment, we generally look for companies in less cyclical industries in the middle market (i.e., generally $50 million to $500 million in revenues) with certain target characteristics, which may or may not be present in the companies in which we invest. Our target investments generally are in companies with the following characteristics:

•	Management team with meaningful equity ownership

•	Dominant or defensible market position

•	High return on invested capital

•	Stable operating margins

•	Ability to generate free cash flow

•	Well-constructed balance sheet
      We generally target investments in the following industries as they tend to be less cyclical, cash flow intensive and generate a high return on invested capital:

• Business Services	• Healthcare Services
• Financial Services	• Energy Services
• Consumer Products
      We intend to take a balanced approach to private equity investing that emphasizes a complementary mix of debt investments and buyout investments. The combination of these two types of investments provides current interest and related portfolio income and the potential for future capital gains. It is our preference to structure our investments with a focus on current recurring interest and other income, which may include management, consulting or other fees. We generally target debt investments of $10 million to $50 million and buyout investments of up to $250 million of invested capital.
      Debt investments may include senior loans, unitranche debt (a single debt investment that is a blend of senior and subordinated debt), or subordinated debt (with or without equity features). The junior debt that we invest in that is lower in repayment priority than senior debt is also known as subordinated or mezzanine debt. We may make equity investments for a minority equity stake in portfolio companies in conjunction with our debt investments. We generally target a minimum weighted average portfolio yield of 10% on the debt component of our private finance portfolio. The weighted average yield on our private finance loans and debt securities was 12.5% at March 31, 2006.

      Senior loans generally carry a floating rate of interest, usually set as a spread over LIBOR, and generally require payments of both principal and interest throughout the life of the loan. Interest is generally paid to us monthly or quarterly. Senior loans generally have maturities of three to five years. Unitranche debt and subordinated debt generally carry a fixed rate of interest generally with maturities of five to ten years and generally have interest-only payments in the early years and payments of both principal and interest in the later years, although maturities and principal amortization schedules may vary. Interest is generally paid to us quarterly. At March 31, 2006, 80% of our private finance loans and debt securities carried a fixed rate of interest and 20% carried a floating rate of interest. Through our wholly owned subsidiary, AC Finance LLC, (AC Finance) we may underwrite senior loans related to our portfolio investments or for other companies that are not in our portfolio. When AC Finance underwrites senior loans, we may earn a fee for such loan underwriting activities. Senior loans originated and underwritten by AC Finance may or may not be funded by us at closing. When these senior loans are closed, we may fund all or a portion of the underwritten commitment pending sale of the loan to other investors, which may include loan sales to Callidus Capital Corporation (Callidus) or funds managed by Callidus, a portfolio company controlled by us. After completion of the sale process, we may or may not retain a position in these senior loans. We may also invest in the bonds or preferred shares/income notes of collateralized loan obligations (CLOs) or collateralized debt obligations (CDOs), where the underlying collateral pool consists of senior loans. Certain of the CLOs and CDOs in which we invest may be managed by Callidus Capital Management, a subsidiary of Callidus.
      In a buyout transaction, we generally invest in senior debt, subordinated debt and equity (preferred and/or voting or non-voting common) where our equity ownership represents a significant portion of the equity, but may or may not represent a controlling interest. If we invest in non-voting equity in a buyout investment, we generally have an option to acquire a controlling stake in the voting securities of the portfolio company at fair market value. We generally structure our buyout investments such that we seek to earn a blended current return on our total capital invested of approximately 10% through a combination of interest income on our senior loans and subordinated debt, dividends on our preferred and common equity, and management, consulting, or transaction services fees to compensate us for the managerial assistance that we may provide to the portfolio company. We believe that the transaction fees charged for the services we provide to portfolio companies are generally comparable with transaction fees charged by others in the private equity industry for performing similar services. As a result of our significant equity investment in a buyout investment there is potential to realize larger capital gains through buyout investing as compared to debt or mezzanine investing.
      The structure of each debt and equity security is specifically negotiated to enable us to protect our investment, with a focus on preservation of capital, and maximize our returns. We include many terms governing interest rate, repayment terms, prepayment penalties, financial covenants, operating covenants, ownership parameters, dilution parameters, liquidation preferences, voting rights, and put or call rights. Our senior loans and unintranche debt are generally secured, however in a liquidation scenario, the collateral may not be sufficient to support our outstanding investment. Our junior or mezzanine loans are generally unsecured. Our investments may be subject to certain restrictions on resale and generally have no established trading market.
      At March 31, 2006, 71.0% of the private finance portfolio at value consisted of loans and debt securities and 29.0% consisted of equity securities (equity securities included 26.3% in investment cost basis and 2.7% in net unrealized appreciation). At March 31, 2006, 39.0% of the private finance investments at value were in companies more than 25% owned, 9.6% were in companies 5% to 25% owned, and 51.4% were in companies less than 5% owned.

      Our ten largest investments at value at March 31, 2006, were as follows:

		At March 31, 2006

				Percentage of
Portfolio Company	Company Information	Cost	Value	Total Assets

		($ in millions)
Business Loan Express, LLC	Originates, sells, and services primarily real estate secured small business loans specifically for businesses with financing needs of up to $4.0 million. Provides SBA 7(a) loans, conventional small business loans and small investment real estate loans. Nationwide non-bank preferred lender in the SBA’s 7(a) guaranteed loan program.	$291.3	$326.2	7.9%
Mercury Air Centers, Inc.	Owns and operates fixed base operations under long-term leases from local airport authorities, which generally consist of terminal and hangar complexes that service the needs of the general aviation community.	$121.5	$180.0	4.4%
Advantage Sales & Marketing, Inc.	Sales and marketing agency providing outsourced sales, merchandising, and marketing services to the consumer packaged goods industry.	$151.3	$164.3	4.0%
Hot Stuff Foods, LLC	Provider of foodservice programs predominately to convenience stores. Manufactures and distributes a broad line of branded food products for on-site preparation and sale through in-store Hot Stuff branded kitchens and “grab and go” service points.	$155.3	$155.3	3.8%
Financial Pacific Company	Specialized commercial finance company that leases business-essential equipment to small businesses nationwide.	$95.4	$127.7	3.1%
Norwesco, Inc.	Designs, manufactures and markets a broad assortment of polyethylene tanks primarily to the agricultural and septic tank markets.	$120.1	$126.5	3.1%
Meineke Car Care Centers, Inc.	Business format franchisor in the car care sector of the automotive aftermarket industry with approximately 900 locations worldwide.	$126.5	$125.7	3.0%

		At March 31, 2006

				Percentage of
Portfolio Company	Company Information	Cost	Value	Total Assets

		($ in millions)
CR Brands, Inc.	Manufactures and markets consumer branded and private label household cleaning and laundry products.	$109.1	$113.2	2.7%
STS Operating, Inc.	Distributes systems, components and engineering services for hydraulic, pneumatic, electronic and filtration systems.	$10.1	$104.4	2.5%
Healthy Pet Corp.	Veterinary hospitals offering medical and surgical services, specialized treatments, diagnostic services, pharmaceutical products, as well as routine health exams and vaccinations.	$90.1	$90.8	2.2%
      We monitor the portfolio to maintain diversity within the industries in which we invest. Our portfolio is not concentrated and we currently do not have a policy with respect to “concentrating” (i.e., investing 25% or more of our total assets) in any particular industry. We may or may not concentrate in any industry or group of industries in the future. The industry composition of the private finance portfolio at value at March 31, 2006 and December 31, 2005, was as follows:

	2006	2005

Industry
Business services	33%	45%
Consumer products	25	14
Financial services	14	15
Industrial products	11	10
Retail	3	3
Healthcare services	2	2
Energy services	2	2
Broadcasting and cable	1	1
Other(1)	9	8

Total	100%	100%

(1)	Includes investments in senior debt CDO and CLO funds. These funds invest in senior debt representing a variety of industries.
      Commercial Real Estate Finance Portfolio. Since 1998, our commercial real estate investments have generally been in the non-investment grade tranches of commercial mortgage-backed securities, also known as CMBS, and in the bonds and preferred shares of collateralized debt obligations, also known as CDOs. On May 3, 2005, we completed the sale of our portfolio of CMBS and CDO investments to affiliates of Caisse de dépôt et placement du Québec (the Caisse). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K for the year ended December 31, 2005. After the completion of this sale, our commercial real estate finance portfolio consists of commercial mortgage loans, real estate owned and equity interests, which totaled $129.4 million at value on March 31, 2006.
      Simultaneous with the sale of our CMBS and CDO portfolio, we entered into a platform assets purchase agreement with CWCapital Investments LLC, an affiliate of the Caisse (CWCapital), pursuant to which we sold certain commercial real estate related assets, including servicer advances, intellectual property, software and other platform assets, subject to certain adjustments. Under this agreement, we have agreed not to invest in CMBS and real estate related CDOs and refrain from certain other real estate related investing or servicing activities for a period of three years, subject to certain limitations and excluding our existing portfolio and related activities.
Business Processes
      Business Development and New Deal Origination. Over the years, we believe we have developed and maintained a strong industry reputation and an extensive network of relationships with numerous private equity investors, investment banks, business brokers, merger and acquisition advisors, financial services companies, banks, law firms and accountants through whom we source investment opportunities. Through these relationships, we believe we have been able to strengthen our position as a private equity investor. We are well known in the private equity industry, and we believe that our experience and reputation provide a competitive advantage in originating new investments.
      From time to time, we may receive referrals for new prospective investments from our portfolio companies as well as other participants in the capital markets. We generally pay referral fees to those who refer transactions to us that we consummate.
      New Deal Underwriting and Investment Execution. In a typical transaction, we review, analyze, and substantiate through due diligence, the business plan and operations of the potential portfolio company. We perform financial due diligence, perform operational due diligence, study the industry and competitive landscape, and conduct reference checks with company management or other employees, customers, suppliers, and competitors, as necessary. We may work with external consultants, including accounting firms and industry or operational consultants, in performing due diligence and in monitoring our portfolio investments.
      Once we have determined that a prospective portfolio company is suitable for investment, we work with the management and the other capital providers, including senior, junior, and equity capital providers, to structure a “deal.” We negotiate among these parties to agree on the rights and terms of our investment relative to the other capital in the portfolio company’s capital structure. The typical debt transaction requires approximately two to six months of diligence and structuring before funding occurs. The typical buyout transaction may take up to one year to complete because the due diligence and structuring process is significantly longer when investing in a substantial equity stake in the company.
      Our investments are tailored to the facts and circumstances of each deal. The specific structure is designed to protect our rights and manage our risk in the transaction. We generally structure the debt instrument to require restrictive affirmative and negative covenants, default penalties, lien protection, or other protective provisions. In addition, each debt investment is individually priced to achieve a return that reflects our rights and priorities in the portfolio company’s capital structure, the structure of the debt instrument, and our perceived risk of the investment. Our loans and debt securities have an annual stated interest rate; however, that interest rate is only one factor in pricing the investment. The annual stated interest rate may include some component of contractual payment-in-kind interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity or upon prepayment. In addition to the interest earned on loans and debt securities, our debt investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. The warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, if the portfolio company appreciates in value, we achieve additional investment return from this equity interest. We may structure the warrants to provide minority rights provisions and event-driven puts. In many cases, we will also obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.
      We have a centralized, credit-based approval process. The key steps in our investment process are:

•	Initial investment screening;

•	Initial investment committee approval;

•	Due diligence, structuring and negotiation;

•	Internal review of diligence results;

•	Final investment committee approval;

•	Approval by the Executive Committee of the Board of Directors (for all debt investments that represent a commitment equal to or greater than $20 million and every buyout transaction); and

•	Funding of the investment (due diligence must be completed with final investment committee approval and Executive Committee approval, as needed, before funds are disbursed).
      The investment process benefits from the significant professional experience of the members of our investment committee, which is chaired by our Chief Executive Officer and includes our Chief Operating Officer, our Chief Financial Officer, and certain of our Managing Directors.
      Portfolio Monitoring and Development. Middle market companies often lack the management expertise and experience found in larger companies. As a BDC, we are required by the 1940 Act to make available significant managerial assistance to our portfolio companies. Our senior level professionals work with portfolio company management teams to assist them in building their businesses. Managerial assistance includes, but is not limited to, management and consulting services related to corporate finance, marketing, human resources, personnel and board member recruiting, business operations, corporate governance, risk management and other general business matters. Our corporate finance assistance includes supporting our portfolio companies’ efforts to structure and attract additional capital. We believe our extensive network of industry relationships and our internal resources help make us a collaborative partner in the development of our portfolio companies.
      Our team of investment professionals regularly monitors the status and performance of each investment. This portfolio company monitoring process generally includes review of the portfolio company’s financial performance against its business plan, review of current financial statements and compliance with financial covenants, evaluation of significant current developments and assessment of future exit strategies. For debt investments we may have board observation rights that allow us to attend portfolio company board meetings. For buyout investments, we generally hold a majority of the seats on the board of directors where we own a controlling interest in the portfolio company and we have board observation rights where we do not own a controlling interest in the portfolio company.
      Our portfolio management committee oversees the overall performance of the portfolio, including reviewing the performance of selected portfolio companies, overseeing portfolio companies in workout status, reviewing and approving certain amendments or modifications to existing investments, reviewing and approving certain portfolio exits, and reviewing and approving certain actions by portfolio companies whose voting securities are more than 50% owned by us. Our portfolio management committee is chaired by our Chief Executive Officer and includes our Chief Operating Officer, Chief Financial Officer, Chief Valuation Officer (non-voting member), and three Managing Directors. From time to time we will identify investments that require closer monitoring or become workout assets. We develop a workout strategy for workout assets and the portfolio management committee gauges our progress against the strategy.
      We seek to price our investments to provide an investment return considering the fact that certain investments in the portfolio may underperform or result in loss of investment return or investment principal. As a private equity investor, we will incur losses from our investing activities, however we have a history of working with troubled portfolio companies in order to recover as much of our investments as is practicable.
Portfolio Grading
      We employ a grading system to monitor the quality of our portfolio. Grade 1 is for those investments from which a capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however, no loss of investment return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment return is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.
Portfolio Valuation
      We determine the value of each investment in our portfolio on a quarterly basis, and changes in value result in unrealized appreciation or depreciation being recognized in our statement of operations. Value, as defined in Section 2(a)(41) of the Investment Company Act of 1940, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the Board of Directors. Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by the Board of Directors pursuant to a valuation policy and a consistently applied valuation process. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by the Board of Directors may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.
      There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses. Instead, we are required to specifically value each individual investment on a quarterly basis. We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful, or when the enterprise value of the portfolio company does not currently support the cost of our debt or equity investment. Enterprise value means the entire value of the company to a potential buyer, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. We will record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value and/or our equity security has appreciated in value. Changes in fair value are recorded in the statement of operations as net change in unrealized appreciation or depreciation.
      As a business development company, we invest in illiquid securities including debt and equity securities of companies. The structure of each debt and equity security is specifically negotiated to enable us to protect our investment and maximize our returns. We include many terms governing interest rate, repayment terms, prepayment penalties, financial covenants, operating covenants, ownership parameters, dilution parameters, liquidation preferences, voting rights, and put or call rights. Our investments may be subject to certain restrictions on resale and generally have no established trading market. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors. Our fair value methodology includes the examination of, among other things, the underlying investment performance, financial condition, and market changing events that impact valuation.
      Valuation Methodology. Our process for determining the fair value of a private finance investment begins with determining the enterprise value of the portfolio company. The fair value of our investment is based on the enterprise value at which the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The liquidity event whereby we exit a private finance investment is generally the sale, the recapitalization or, in some cases, the initial public offering of the portfolio company.
      There is no one methodology to determine enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values, from which we derive a single estimate of enterprise value. To determine the enterprise value of a portfolio company, we analyze its historical and projected financial results. We generally require portfolio companies to provide annual audited and quarterly unaudited financial statements, as well as annual projections for the upcoming fiscal year. Typically in the private equity business, companies are bought and sold based on multiples of EBITDA, cash flow, net income, revenues or, in limited instances, book value. The private equity industry uses financial measures such as EBITDA or EBITDAM (Earnings Before Interest, Taxes, Depreciation, Amortization and, in some instances, Management fees) in order to assess a portfolio company’s financial performance and to value a portfolio company. EBITDA and EBITDAM are not intended to represent cash flow from operations as defined by U.S. generally accepted accounting principles and such information should not be considered as an alternative to net income, cash flow from operations, or any other measure of performance prescribed by U.S. generally accepted accounting principles. When using EBITDA to determine enterprise value, we may adjust EBITDA for non-recurring items. Such adjustments are intended to normalize EBITDA to reflect the portfolio company’s earnings power. Adjustments to EBITDA may include compensation to previous owners, acquisition, recapitalization, or restructuring related items or one-time non-recurring income or expense items.
      In determining a multiple to use for valuation purposes, we generally look to private merger and acquisition statistics, discounted public trading multiples or industry practices. In estimating a reasonable multiple, we consider not only the fact that our portfolio company may be a private company relative to a peer group of public comparables, but we also consider the size and scope of our portfolio company and its specific strengths and weaknesses. In some cases, the best valuation methodology may be a discounted cash flow analysis based on future projections. If a portfolio company is distressed, a liquidation analysis may provide the best indication of enterprise value.
      If there is adequate enterprise value to support the repayment of our debt, the fair value of our loan or debt security normally corresponds to cost unless the borrower’s condition or other factors lead to a determination of fair value at a different amount. The fair value of equity interests in portfolio companies is determined based on various factors, including the enterprise value remaining for equity holders after the repayment of the portfolio company’s debt and other preference capital, and other pertinent factors such as recent offers to purchase a portfolio company, recent transactions involving the purchase or sale of the portfolio company’s equity securities, liquidation events, or other events. The determined equity values are generally discounted when we have a minority position, restrictions on resale, specific concerns about the receptivity of the capital markets to a specific company at a certain time, or other factors.
      As a participant in the private equity business, we invest primarily in private middle market companies for which there is generally no publicly available information. Because of the private nature of these businesses, there is a need to maintain the confidentiality of the financial and other information that we have for the private companies in our portfolio. We believe that maintaining this confidence is important, as disclosure of such information could disadvantage our portfolio companies and could put us at a disadvantage in attracting new investments. Therefore, we do not intend to disclose financial or other information about our portfolio companies, unless required, because we believe doing so may put them at an economic or competitive disadvantage, regardless of our level of ownership or control. To balance the lack of publicly available information about our private portfolio companies, we will continue to work with third-party consultants to obtain assistance in determining fair value for a portion of the private finance portfolio each quarter as discussed below.
      Valuation Process. The portfolio valuation process is managed by our Chief Valuation Officer (“CVO”). The CVO works with the investment professionals responsible for each investment. The following is a description of the steps we take each quarter to determine the value of our portfolio.

•	Our valuation process begins with each portfolio company or investment being initially valued by the deal team, led by the Managing Director or senior officer who is responsible for the portfolio company relationship.

•	The CVO reviews the preliminary valuation as determined by the deal team.

•	The CVO, members of the valuation team, and third-party consultants, as applicable (see below), meet with each Managing Director or responsible senior officer to discuss the preliminary valuation determined and documented by the deal team for each of their respective investments.

•	The CEO, COO, CFO and the managing directors meet with the CVO to discuss the preliminary valuation results.

•	Valuation documentation is distributed to the members of the Board of Directors.

•	The Audit Committee of the Board of Directors meets with the third-party consultants (see below) to discuss the assistance provided and results.

•	The Board of Directors and the CVO meet to discuss and review valuations.

•	To the extent there are changes or if additional information is deemed necessary, a follow-up Board meeting may take place.

•	The Board of Directors determines the fair value of the portfolio in good faith.
      In connection with our valuation process to determine the fair value of a private finance investment, we work with third-party consultants to obtain assistance and advice as additional support in the preparation of our internal valuation analysis for a portion of the portfolio each quarter. In addition, we may receive other third-party assessments of a particular private finance portfolio company’s value in the ordinary course of business, most often in the context of a prospective sale transaction or in the context of a bankruptcy process. The valuation analysis prepared by management using these third-party valuation resources, when applicable, is submitted to our Board of Directors for its determination of fair value of the portfolio in good faith.
      During 2005 and the first quarter of 2006, we received third-party valuation assistance from Duff & Phelps, LLC (Duff & Phelps) and Houlihan Lokey Howard and Zukin (Houlihan Lokey). We currently intend to continue to obtain valuation assistance from third parties. We currently anticipate that we will generally obtain valuation assistance for all companies in the portfolio where we own more than 50% of the outstanding voting equity securities on a quarterly basis and that we will generally obtain assistance for companies where we own equal to or less than 50% of the outstanding voting equity securities at least once during the course of the calendar year. Valuation assistance may or may not be obtained for new companies that enter the portfolio after June 30 of any calendar year during that year or for investments with a cost and value less than $250,000. For the quarter ended March 31, 2006, Duff & Phelps and Houlihan Lokey assisted us by reviewing our valuation of 78 portfolio companies, which represented 87.0% of the private finance portfolio at value.
Disposition of Investments
      We manage our portfolio of investments in an effort to maximize our expected returns. Our portfolio is large and we frequently are repaid by our borrowers and exit our debt and equity investments as portfolio companies are sold, recapitalized or complete an initial public offering. In our debt investments where we have equity features, we frequently are in a minority ownership position in a portfolio company, and as a result, generally exit the investment when the majority equity stakeholder decides to sell or recapitalize the company. Where we have a control position in an investment, as we may have in buyout investments, we have more flexibility and can determine whether or not we should exit our investment. Our most common exit strategy for a buyout investment is the sale of a portfolio company to a strategic or financial buyer. If an investment has appreciated in value, we may realize a gain when we exit the investment. If an investment has depreciated in value, we may realize a loss when we exit the investment.
      We are in the investment business, which includes acquiring and exiting investments. It is our policy not to comment on potential transactions in the portfolio prior to reaching a definitive agreement or, in many cases, prior to consummating a transaction. To the extent we enter into any material transactions, we would provide disclosure as required.
Dividends
      We have elected to be taxed as a regulated investment company under Subchapter M of the Code. As such, we are not subject to corporate-level income taxation on income we timely distribute to our stockholders as dividends. We determine our regular quarterly dividends based upon an estimate of annual taxable income, which includes our taxable interest, dividend, and fee income, as well as taxable net capital gains. Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized. Taxable income includes non-cash income, such as changes in accrued and reinvested interest and dividends, which includes contractual payment-in-kind interest, and the amortization of discounts and fees. Cash collections of income resulting from contractual payment-in-kind interest or the amortization of discounts and fees generally occur upon the repayment of the loans or debt securities that include such items. Non-cash taxable income is reduced by non-cash expenses, such as realized losses and depreciation and amortization expense.
      As a regulated investment company, we distribute substantially all of our annual taxable income to shareholders through the payment of cash dividends. Our board of directors reviews the dividend rate quarterly, and may adjust the quarterly dividend throughout the year. Dividends are declared considering our estimate of annual taxable income available for distribution to shareholders. Our goal is to declare what we believe to be sustainable increases in our regular quarterly dividends. To the extent that we earn annual taxable income in excess of dividends paid for the year, we may carry over the excess taxable income into the next year and such excess income will be available for distribution in the next year as permitted under the Code. The amount of excess taxable income that may be carried over for distribution in the next year under the Code is approximately three quarters of dividend payments. Excess taxable income carried over and paid out in the next year may be subject to a 4% excise tax. We believe that carrying over excess taxable income into future periods may provide increased visibility with respect to taxable earnings available to pay the regular quarterly dividend.
      We began paying quarterly dividends in 1963, and our portfolio has provided sufficient ordinary taxable income and realized net capital gains to sustain or grow our dividends over time. Since inception, our average annual total return to shareholders (assuming all dividends were reinvested) was 18.0%. Over the past one, three, five and ten years, our total return to shareholders (assuming all dividends were reinvested) has been 23.5%, 20.6%, 17.1% and 19.8%, respectively, with the dividend providing a meaningful portion of this return.
      The percentage of our dividend generated by ordinary taxable income versus capital gain income will vary from year to year. The percentage of ordinary taxable income versus net capital gain income supporting the dividend since 1986 is shown below.
Corporate Structure and Offices
      We are a Maryland corporation and a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. Our predecessor corporation was incorporated under the laws of the District of Columbia in 1958 and we reorganized as a

Maryland corporation in 1993. We have a wholly owned subsidiary, Allied Investments L.P. (Allied Investments), that is licensed under the Small Business Investment Act of 1958 as a Small Business Investment Company. We own all of the partnership interests in Allied Investments. The assets held by Allied Investments represented 1.9% of our total assets at March 31, 2006.
      In addition, we have a real estate investment trust subsidiary, Allied Capital REIT, Inc., and several subsidiaries that are single-member limited liability companies established for specific purposes, including holding real estate property. We also have a subsidiary, A.C. Corporation, that generally provides diligence and structuring services on our transactions, as well as structuring, transaction, management, and other services to Allied Capital and our portfolio companies. A.C. Corporation has a wholly owned subsidiary, AC Finance LLC, that generally underwrites and arranges senior loans for our portfolio companies and other third parties.
      Our executive offices are located at 1919 Pennsylvania Avenue, 3rd Floor, NW, Washington, DC 20006-3434 and our telephone number is (202) 721-6100. In addition, we have regional offices in Chicago, Los Angeles, and New York.

Selected Condensed Consolidated Financial Data
      Set forth below is a selected summary of our financial information. Financial information at and for the years ended December 31, 2005, 2004, 2003 and 2002, has been derived from our financial statements that were audited by KPMG LLP. Financial information at and for the year ended December 31, 2001, has been derived from our financial statements that were audited by Arthur Andersen LLP. You should read the condensed consolidated financial information below with the Consolidated Financial Statements and Notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 13, 2006, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 8, 2006. Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2006	2005	2004	2003	2002	2001

	(in thousands, except per share data)
Operating Data:
Interest and related portfolio income:
Interest and dividends	$88,881	$317,153	$319,642	$290,719	$264,042	$240,464
Loan prepayment premiums	5,286	6,250	5,502	8,172	2,776	2,504
Fees and other income	16,844	50,749	41,946	30,338	43,110	46,142

Total interest and related portfolio income	111,011	374,152	367,090	329,229	309,928	289,110

Expenses:
Interest	24,300	76,798	75,650	77,233	70,443	65,104
Employee	21,428	78,300	53,739	36,945	33,126	29,656
Stock options	3,606	—	—	—	—	—
Administrative	11,519	70,267	34,686	22,387	21,504	15,299

Total operating expenses	60,853	225,365	164,075	136,565	125,073	110,059

Net investment income before income taxes	50,158	148,787	203,015	192,664	184,855	179,051
Income tax expense (benefit), including excise tax	8,858	11,561	2,057	(2,466)	930	(412)

Net investment income	41,300	137,226	200,958	195,130	183,925	179,463

Net realized and unrealized gains (losses):
Net realized gains	432,835	273,496	117,240	75,347	44,937	661
Net change in unrealized appreciation or depreciation	(374,548)	462,092	(68,712)	(78,466)	(571)	20,603

Total net gains (losses)	58,287	735,588	48,528	(3,119)	44,366	21,264

Net increase in net assets resulting from operations	$99,587	$872,814	$249,486	$192,011	$228,291	$200,727

Per Share:
Diluted earnings per common share	$0.70	$6.36	$1.88	$1.62	$2.20	$2.16
Dividends per common share(1)	$0.59	$2.33	$2.30	$2.28	$2.23	$2.01
Weighted average common shares outstanding — diluted	141,738	137,274	132,458	118,351	103,574	93,003

	At	At December 31,
	March 31,
	2006	2005	2004	2003	2002	2001

	(in thousands, except per share data)
Balance Sheet Data:
Portfolio at value	$3,691,002	$3,606,355	$3,013,411	$2,584,599	$2,488,167	$2,329,590
Total assets	4,121,225	4,025,880	3,260,998	3,019,870	2,794,319	2,460,713
Total debt outstanding	1,274,245	1,284,790	1,176,568	954,200	998,450	1,020,806
Preferred stock issued to Small Business Administration	—	—	—	6,000	7,000	7,000
Shareholders’ equity	2,729,813	2,620,546	1,979,778	1,914,577	1,546,071	1,352,123
Shareholders’ equity per common share (net asset value)(2)	$19.50	$19.17	$14.87	$14.94	$14.22	$13.57
Common shares outstanding at end of year	139,984	136,697	133,099	128,118	108,698	99,607
Asset coverage ratio(3)	317%	309%	280%	322%	270%	245%
Debt to equity ratio	0.47%	0.49	0.59	0.50	0.65	0.75

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2006	2005	2004	2003	2002	2001

Other Data:
Investments funded	$797,851	$1,675,773	$1,524,523	$931,450	$506,376	$680,329
Principal collections related to investment repayments or sales	340,410	1,503,388	909,189	788,328	356,641	204,441
Realized gains	436,486	343,061	267,702	94,305	95,562	10,107
Realized losses	(3,651)	(69,565)	(150,462)	(18,958)	(50,625)	(9,446)

	2006	2005				2004

	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1

	(in thousands, except per share data)
Quarterly Data (unaudited):
Total interest and related portfolio income	$111,011	$98,169	$94,857	$86,207	$94,919	$100,962	$96,863	$87,500	$81,765
Net investment income	41,300	37,073	46,134	15,267	38,752	54,678	52,745	48,990	44,545
Net increase in net assets resulting from operations	99,587	328,140	113,168	311,885	119,621	47,837	85,999	95,342	20,308
Diluted earnings per common share	$0.70	$2.36	$0.82	$2.29	$0.88	$0.35	$0.66	$0.73	$0.15
Dividends declared per common share(4)	0.59	0.61	0.58	0.57	0.57	0.59	0.57	0.57	0.57
Net asset value per common share(2)	19.50	19.17	17.37	17.01	15.22	14.87	14.90	14.77	14.60

(1)	Dividends are based on taxable income, which differs from income for financial reporting purposes.

(2)	We determine net asset value per common share as of the last day of the period presented. The net asset values shown are based on outstanding shares at the end of each period presented.

(3)	As a business development company, we are generally required to maintain a minimum ratio of 200% of total assets to total borrowings.

(4)	Dividends declared per common share for the fourth quarter of 2004 included the regular quarterly dividend of $0.57 per common share and an extra dividend of $0.02 per common share. Dividends declared per common share for the fourth quarter of 2005 included the regular quarterly dividend of $0.58 per common share and an extra dividend of $0.03 per common share.
15.     Risk Factors
      Information concerning risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (under “Part I; Item 1A — Risk Factors”) and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (under “Part II; Item 1A — Risk Factors”) is incorporated by reference herein. In addition to these risk factors, you should carefully consider the following risk factor when deciding whether or not to elect to exchange your options pursuant to this offer.
There are restrictions on your ability to transfer the shares of common stock to be issued in this offer.
      The common stock to be issued as part of the OCP will not be registered under the Securities Act and the Company will not be obligated to register such shares. Because the shares have not been registered under the Securities Act, you will not be able to transfer such shares except pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act.
      In particular, the shares may be publicly resold if such resales comply with Rule 144 under the Securities Act. In general, under Rule 144, if one year has elapsed since the date of acquisition of the shares from the Company, the holder of shares may publicly resell such shares subject to certain limitations. If two years have elapsed since the date of acquisition of the shares from the Company and the holder is not one of the Company’s affiliates at any time during the three months preceding the proposed sale, such person may publicly resell such shares without regard to the limitations set forth in Rule 144.

      Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In that event, the trading price of shares of our common stock could decline.
16.     Additional Information
      Information concerning our business, including our background, strategy, business, investment portfolio, competition, and personnel, as well as our financial information, is included in:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on March 13, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 8, 2006;

•	our Definitive Schedule 14A relating to our 2006 Annual Meeting of Stockholders held on May 16, 2006, filed with the SEC on April 7, 2006;

•	our Current Reports on Form 8-K, dated May 3, 2006 (filed on May 3, 2006), May 1, 2006 (filed on May 1, 2006), April 21, 2006 (filed on April 21, 2006), March 17, 2006 (filed on March 23, 2006), March 14, 2006 (filed on March 15, 2006), and March 6, 2006 (filed on March 6, 2006).
      Each of the foregoing documents are incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC between the date of this offer and the Expiration Date of this offer.
      These filings, our other annual and quarterly reports and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.
      Our Common Stock is quoted on the New York Stock Exchange under the symbol “ALD.”
      We will also provide without charge to each person to whom we deliver a copy of this offer upon his or her written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:
Kelly A. Anderson, Treasurer
Diane E. Murphy, Director of Human Resources
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, DC 20006
      You may also make a request by telephoning Kelly A. Anderson or Diane E. Murphy at (202) 721-6100 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time.
      As you read the documents listed in this Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange Options, you should rely on the statements made in the most recent document.
      The information contained in this Offer to Exchange Options about Allied Capital Corporation should be read together with the information contained in the documents to which we have referred you.
17.     Forward-Looking Statements; Miscellaneous
      This Offer to Exchange Options may include forward-looking statements. These forward-looking statements involve risks and uncertainties that include, among others, those set forth in Section 15 of this document. These statements include the plans and objectives of management for future operations and financial objectives and can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause actual results and conditions to differ materially from those projected in these forward-looking statements are set forth below in the Risk Factors section. Other factors that could cause actual results to differ materially include:

•	changes in the economy and general economic conditions;

•	risks associated with possible disruption in our operations due to terrorism;

•	future changes in laws or regulations and conditions in our operating areas; and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and SEC filings.
      More information about factors that potentially could affect our financial results is included in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, and the proxy materials for our 2006 Annual Meeting of Stockholders which was held on May 16, 2006.
      If at any time we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the offer will not be made to, nor will terminations or exercises be accepted from or on behalf of, the option holders residing in that jurisdiction.
      WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.
Allied Capital Corporation                      , 2006

Schedule A
Information About the Directors and Executive Officers of Allied Capital
Corporation
      The directors and executive officers of Allied Capital Corporation and their positions and offices as of                     , 2006, are set forth in the following table:

NAME	POSITION(S) HELD WITH THE COMPANY

Kelly A. Anderson	Executive Vice President and Treasurer
Ann Torre Bates	Director(1)
Scott S. Binder	Chief Valuation Officer
Brooks H. Browne	Director(1)
John D. Firestone	Director(1)
Anthony T. Garcia	Director(1)
Michael J. Grisius	Managing Director
Jeri J. Harman	Managing Director
Edwin L. Harper	Director(1)
Lawrence I. Hebert	Director(1)
Thomas C. Lauer	Managing Director
John I. Leahy	Director(1)
Robert D. Long	Managing Director
Robert E. Long	Director
Justin S. Maccarone	Managing Director
Diane E. Murphy	Executive Vice President and Director of Human Resources
Alex J. Pollock	Director(1)
Marc F. Racicot	Director(1)
Penni F. Roll	Chief Financial Officer
Daniel L. Russell	Managing Director
John M. Scheurer	Managing Director
John D. Shulman	Managing Director
Guy T. Steuart II	Director(1)
Suzanne V. Sparrow	Executive Vice President, Chief Compliance Officer and Secretary
Joan M. Sweeney	Director and Chief Operating Officer
Laura W. van Roijen	Director(1)
William L. Walton	Director, Chairman, Chief Executive Officer, and President

(1)	Independent director for purposes of the Investment Company Act of 1940
      The address of each director and executive officer is c/o Allied Capital Corporation, 1919 Pennsylvania Avenue, NW, Washington, DC 20006, and the telephone number is (202) 721-6100.
      The biographies for our executive officers and directors included in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders, filed with the SEC on April 7, 2006, are herein incorporated by reference.